INVEST IN **EQUITYMULTIPLE**

Real estate investing simplified



B.ROBINSON

equitymultiple.com New York NY

LEAD INVESTOR



Christian Mundigo

Equity Multiple allows me to diversify my real estate portfolio in a deliberate fashion. I'd been the lead investor/financial partner in a series of projects whose combined construction cost was over $175mm. EM's 'funnel' is wide: they review dozens of deals for each one that they present to their clients. Equity Multiple then actively remains involved with those projects until they pay out - thus both the investor and EM are aligned to the project outcomes. EM's investor management is robust, each deal is tracked, documented and the investor is kept in the loop on the project's progress. Given today market uncertainties, EM's process provides safe harbor to invest in Commercial Real Estate. Amongst the deals EM presents, I choose those that fit my investment objectives best: sometimes mixed use, other times a secured loan, a storage facility, residential re-positioning, all with sponsor's whose track records are visible. This let me build a portfolio that is robust and aligned to my needs. The EM team are dedicated professionals who actively manage all their deals. EM presents projects to investors in a professional manner. They are committed, dedicated, thoughtful and responsive. Equity Multiple is driven to become the best platform that it can be to address investor (and real estate sponsor) needs. In result, I pursued investing directly in Equity Multiple - because EM's team and founders are building a company that will professionally manage assets for their investor clients, provide capital for their Sponsor clients and build a leading platform in the process.

Invested $5,000 this round & $500,000 previously

Highlights

1. 📈 100% YoY revenue growth in 2021
2. 🔥 $132M+ in transaction volume in 2021
3. 🚀December '21 results: $1.78M revenue; $1M net profit
4. Backed by Founder of Knight Trading ($5B+ market cap)
5. 🤑 $16M+ previously raised
6. 🚀 50% growth in spend per customer over 3 years
7. 🏆 Inc. listed our company in their 5000 Fastest-Growing Private Companies in America 2021

Our Team



Charles Clinton CEO

Former Simpson Thacher real estate attorney representing Blackstone, KKR and Carlyle on $10B+ of transactions

Commercial real estate investing has long been the domain of institutional investors and wealthy families. EquityMultiple was founded on the premise that everyone should have access to high quality commercial real estate investments to help reach their financial goals



Marious Sjulsen Chief Investment Officer

Over 20 years experience in real estate, acquisitions, and private equity, building out several CRE investing platforms.



Peter Shankar Chief Technology Officer

Previously led the buildout of the online loan action platform at Mission Capital (now a part of Marcus&Millichap)



Soren Godbersen Chief Growth Officer

Previously an owner of multimillion dollar performance marketing budgets for national brands like Nordstrom and Office Depot.



Eyan Mitchell Managing Director, Investor Relations

+ years with Basis Investment Group, GreenOak Real Estate, Morgan Stanley and Starwood Capital.



Dan Melaugh EVP, Real Estate

Previously an investment and asset management professional at iStar (NYSE: STAR) and Safehold (NYSE: SAFE) in structured finance, development, net lease and ground lease businesses.



Henry Kwong Managing Director, Asset Management



20+ years in real estate and asset management at Clarion Partners, Cerberus Capital, ING and Deutsche Bank.



Michael Stern SVP, Finance and Operations

15+ years in corporate finance, including investment banking at Credit Suisse, hedge funds Narrative Capital and DWD Partners, and heading finance and operations at Habitat Logistics and FIRST.

Pitch


EQUITYMULTIPLE
Accessible and transparent real estate investing at scale


We are building the Betterment of real estate investing
Helping investors meet their financial goals through real estate
Investment (GMV) run rate*
$456M
Revenue run rate*
$21M+
Year-over-year revenue growth
102%+
Total real estate value
$3.5B+
Total customer payments*
$208M+
Total registered investors
38K+
2


Democratized investing is exploding
COVID-19 massively accelerated the democratization of investing
More first time investors
FINRA self-directed investor survey found that ~38% of respondents were new non-retirement account investors in 2020
More accounts
Individual investors opened more than 10M brokerage accounts in 2020, with an additional 7.8M new clients entering the market just in Jan and Feb 2021
72%
More usage
72% surge in usage of Fintech apps after the start of the pandemic, accelerating a secular trend
3


... But access to alternatives remains limited
Portfolio: Institutional vs. Individual
32%
11%
57%
64%
30%
6%
Institutional
Individual
Alternative
Bonds
Stocks
Why do institutions allocate ~10x more to alternatives than individual investors?
• Regulations historically restricted access
• Lack of transparency
• Capital intensive business


EquityMultiple simplifies real estate investing
We help our customers build wealth through streamlined access to diverse real estate investment products
Intuitive Online Platform
Fully digital experience across onboarding, investment review and selection, payments and reporting, supported by world-class customer service
Pre-Vetted Investments
EquityMultiple accepts <10% of investments it reviews, streamlining the decision process for customers
Diverse Investment Products
Our customers are seeking diversification from their traditional portfolio. We help them diversify into real estate and within real estate
5

Investors build customized real estate portfolios to meet their goals

Direct Investments
Invest in Individual Properties

Own shares in individual buildings or act as a lender to professional property owners

Real Estate Equity
Real Estate Debt

Diversified Investments
Invest in Groups of Properties

Let seasoned investment professionals decide which properties to invest in on your behalf

Funds
Alpine Notes

Diverse products let investors build custom portfolios

TODAY EquityMultiple offers diversification across risk, return, term and single asset / pooled investments

TOMORROW Investment automation and AI-driven personalization will make portfolio building even easier



Direct Investments
Debt
Investments backed by single asset property loans
Preferred Equity
Investments backed by single asset preferred equity interests
Equity
Investments backed by single asset equity interests
8-10%
12-15%
17-20%+
Less Risk
Less Return
5%
Approximate Annual Return
20%+
More Risk
More Return
8-10%
13-18%
Alpine Notes
Foundations Portfolios
Funds
Co-Sponsored and third party funds offered by emerging and top tier Sponsors
Specialized Investments

Today's turbulent market creates unique opportunity for growth

Stock & Crypto Volatility Drive Investors to Alternatives

- Both the S&P 500 and crypto markets have experienced significant losses and volatility in 2022
- Many investors are turning to alternatives investments

Raising Interest Rates Help Expand Product Offerings

- Raising interest rates create volatility in traditional real estate lending and decrease property values
- New lending products and distressed investing provide timely expansion opportunities

Raising Inflation Can Benefit Property Owners

- Rent growth is strongly correlated with inflation, providing increased cash flows for property owners
- In inflationary environments real estate has outperformed S&P

Our Investor Community is growing and investing more

GROWTH

40K+ Registered investors

More active investors have joined EquityMultiple since the second half of 2020 than joined in the previous five years combined

RETENTION

$127K Total investment per investor, up 60%+ since 2019

4.8 Investments per investor



Average Investment Per Investor

Our Q4 2021 transaction volume pace was 4X our 2020 total



TOTAL TRANSACTION VOLUME
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
2020

Why our Growth Exploded in 2021

New Regulatory Approach (August 2021)
In June, we were approved as a Registered Investor Advisor. Shortly after we began utilizing new regulations to allow more investors in each investment. The result? 2X+ increase in transaction size and investors per transaction the next quarter.

Launched Alternative Savings Product (September 2021)
The "Alpine Note" provides an alternative to investors looking for a short-term option that earns dramatically more than traditional bank savings. More than $30M invested in this new product in its first six months.

Our revenue grew 100%+ in 2021 and hit $10M+ in last year



ANNUALIZED REVENUE

Fastest-Growing Private Companies in America 2021

Fastest-Growing Private Companies in America 2022

We benefit from diversified revenue streams

Our Business Model
We make money when investments on our platform close, from servicing investments throughout their life and from profits from successful investments

Upfront Revenue (One time)	Ongoing Revenue (Annual)	Incentives Fees (One time)
Fees paid when investment closes	Percentage or fixed fees based on active investments	Percentage of profits earned by real estate developer or investor

We have a history of translating capital raises into growth

2018 Seed

↑ 2.875M Raised · ↑ 174% Growth

$2.875M Raised
2019 YoY Revenue Growth: 174%
2019 Net Operating Loss: -$1.13M

2020 Series A

↑ 4.825M Raised · ↑ 100% Growth

$4.825M Raised
2021 YoY Revenue Growth: 100%
2021 Net Operating Loss: -$820K

We are investing in customer acquisition to drive long term value

We drive incredible long term customer value relative to acquisition cost

$13.5K* (LTV) / $1.4K (CAC) = 9.5X

We make back our cost to acquire a new customer in under 3 months*

We plan to grow marketing spend significantly both in total dollars and as a percentage of budget


Marketing Spend
% of Budget
$15,000,000
$10,000,000
$5,000,000
$0
40.00%
30.00%
20.00%
0.00%
2020
2024

Key goals for 2023 and beyond

4X Investor Community
- Utilize regulation 506(c) to advertise investments more broadly
- Expand marketing channels and partnerships
- International distribution channels
- Grow sales and investor support teams

$1 Billion Invested by 2024
- Increase average transaction size 4X by 2024
- Invest in programmatic partnerships with strong Sponsors and brokers
- Grow originations and investments teams

Launch New Products
- Offer first non-accredited investor product
- Foundations Portfolio launched 3Q22
- Expand diversified products
- Introduce auto investing and tools to make it even easier to invest

Our Vision is to make alternative investments a part of every investor's portfolio

Real estate is just the beginning...

Join us in making alternative investing as simple and accessible as the stock market



Our platform connects them
Origination & Sourcing
Investor Relations
Asset Management
Investors can invest and monitor their portfolio anytime, anywhere
Technology that receives rave reviews with a Net Promoter Score of 82
92% of investors create an account and invest without live sales
Integrated payments, reporting, and compliance
Technologized approach to operations and data from investment sourcing, screening and monitoring to investor marketing and sales
Fully integrated back and front office
140,000 transactions processed across $485M in investments and distributions
Customization and configuration supports diverse products and quick ramp-up
3



Case Study: Hartford Industrial
The Ingredients of Successful CRE Investment
EM's Asset Management Team worked with our sponsor partner to achieve key milestones thanks to a sound business plan, active management, and an effective leasing strategy
1 The 256,373 sq. ft. industrial property was purchased at a 35% discount to replacement cost
2 Renewed 124,373 sq. ft. lease and expanded 22,898 sq. ft. of new space; signed long-term leases to 2031 at higher rents with anchor tenant, representing 57% of total rentable sq. ft.
3 Converted 37% of the month-to-month tenancy to long term leases at higher rents
4 Overall occupancy rate increased from 89% to 95%
5 Gross investor distribution from operating cash flows averaged 8.0%
In June 2022, we exited our Hartford, CT – Last Mile Industrial Facility investment via a buyout from the sponsor
Result:
55.8% net IRR
2.03x net multiple
Over 19-month investment period
5
STRICTLY CONFIDENTIAL – DO NOT DISTRIBUTE



Our approach stands out
Productizing the real estate investment experience – standardizing and simplifying access for investors
19

	INVESTMENT OPTIONS			SUPPLY FEATURES		PRODUCT FEATURES		
	Savings Alternative	Direct Investment	Fund Investment	Middle Market CRE Focus	Warehouse Funding	Savings Account	Automated Investing	Non-Accredited Offerings
EQUITYMULTIPLE	✓	✓	✓	✓	✓	2022 Roadmap	2022 Roadmap	2022 Roadmap
Yieldstreet	✓	✓	✓		✓	✓	✓	✓
FUNDRISE			✓	✓			✓	✓
CADRE		✓	✓		✓	✓		
PeerStreet	✓	✓			✓		✓	
CROWDSTREET		✓	✓	✓				



Larger transaction for efficient growth
2021 larger transaction initiatives produce immediate results – average transaction size increased 2X QoQ in Q4
Total platform volume will be fueled primarily by increase in transaction size and new products
$2,000,000,000
$1,500,000,000
$1,000,000,000
$0
20

The above slide contains forward projections which cannot be guaranteed.



EQUITYMULTIPLE



Our team
Founders
Charles Clinton
CEO
Marious Sjulsen
Chief Investment Officer
Board, Notable Investors & Advisors
Ken Pasternak - Founder and CEO of pioneer FinTech firm Knight Trading ($5B+ market cap) & KABR Group ($1.5B real estate fund); Former NASDAQ BoD
Stephen Emery - Partner and BoD of Supergoop (consumer skincare brand acquired by Blackstone)
David Tobin - Founder of Mission Capital (real estate capital markets firm acquired by Marcus & Millichap)
Christian Mundigo - Former BNP Paribas Senior Executive overseeing 1K employee and $1B revenue division; Former Markit BoD
Howard Kurz - President of two FinTech focused SPACs (FinServ I &II); Founder and CEO of Lily Capital Mgmt (alternative investment manager); MD at RBS and Lehman Brothers
Jordan Ray - (SMD at Marcus & Millichap) and

Adam Altman - (Partner at KABR Group)

Thank you!